ARALEZ PHARMACEUTICALS INC.

2800 Park Place

666 Burrard Street

Vancouver, British Columbia, Canada V6C 2Z7

December 22, 2015

Via EDGAR and e-mail

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-4561

Attn:                    Suzanne Hayes

Re:                             Acceleration Request of Aralez Pharmaceuticals Inc. (the “Company”)

Registration Statement on Form S-4

File No. 333-208523

Dear Ms. Hayes:

The Company hereby requests, pursuant to conversations with the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 9:00 a.m. (EST) on December 28, 2015, or as soon as practicable thereafter, pursuant to Rule 461 of the Securities Act of 1933, as amended.

The Company acknowledges that: (i) should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, such declaration does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff of the Commission, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Andrew P. Gilbert, Esq. of DLA Piper LLP (US) with any questions or comments at (973) 520-2553.  Thank you for your assistance with this filing.

ARALEZ PHARMACEUTICALS INC.

By:	/s/ Adrian Adams
Name:	Adrian Adams
Title:	Chief Executive Officer

cc:                                Andrew P. Gilbert, Esq. (via e-mail)

                                                David C. Schwartz, Esq. (via e-mail)